EXHIBIT 2.01

                             AGREEMENT IN PRINCIPLE

1. Intercell International Corporation (Intercell) and VU Media Duplications, Inc., (VU) hereby agree to a tax free reorganization of VU into a proposed new wholly owned subsidiary of Intercell, pursuant to Section 368 (a) 1 (A) and 368(a)(2)(D) of the Internal Revenue Code.

2. On the effective date of the merger under Nevada law the shareholders of VU shall own 50% of Intercell. The shareholders of VU agree that they shall vote their shares for the election of the present directors of Intercell remaining on the Board of Directors on the closing date for the two Annual Meetings of shareholders following the Closing Date.

3. Intercell and VU agree that VU shall for purposes of the merger have a value of $5,000,000. Intercell shall reserve for purposes of the merger 3,388,126 shares of Nanopierce Technologies, Inc., as an equal value, based on the agreement made when the market value of the common shares ($1.50) of Nanopierce Technologies, Inc., was then equivalent to $5,000,000. The reserved Nanopierce shares shall be used by Intercell to obtain financing for capital expansion of VU's current business operations and as operating capital.

4. The Closing of the merger is expressly conditioned upon the delivery by VU of its audited financial statements for its fiscal year ended December 31, 2001.

5. On the Closing Date, the shareholders of VU shall have two of five directors on the Board of Directors of Intercell.

6. On the Closing Date all incumbent officers of Intercell shall resign and the officers of VU shall be appointed by Intercell as the new officers of Intercell.

7. Intercell shall have no obligation to register the Intercell shares delivered to the shareholders of VU. The shares issued and delivered to the shareholders of VU shall be issued in reliance upon exemptions from the registration provisions of the Securities Act of 1933 and similar state securities laws provisions. The shareholders of VU will make appropriate representations and agree to appropriate procedures to assure of the availability of such exemptions.

8. The Merger Agreement shall set forth the entire agreement of the parties and then only shall the parties be bound by a legally enforceable agreement.

9. This Agreement In Principle and the contemplated merger can only be terminated by a party based upon a material adverse financial, legal or business event. The parties represent to each other that they are not aware of the existence of any such event, at this time, which would be a basis upon which to terminate this Agreement In Principle.

10. This Agreement In Principle cannot be changed or assigned without the prior written consent of the other party first obtained. 11. This Agreement In Principle is binding upon the heirs, representatives and assigns of the parties.

12.  The laws of the State of Nevada shall govern the merger.

13. The parties represent to each other that they have duly authorized to execute this Agreement In Principle.

14. The parties agree in good faith to close the merger described herein at the earliest appropriate time.


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INTERCELL INTERNATIONAL CORPORATION            VU MEDIA DUPLICATIONS, INC.



By                                             BY
  --------------------------------               -----------------------------
    Paul H. Metzinger, President                   James Howe, President

April 3, 2002


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